SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                              PREMIUM ENTERPRISES
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          MORROW REVOCABLE LIVING TRUST
                            (JOHN C. MORROW TRUSTEE)
                              12655 Rough & Ready
                             Grass VAlley, CA 95945
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                     Page 1 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Morrow Revocable Living Trust (John C. Morrow Trustee)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,645,056
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,645,056
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,645,056
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

CUSIP No._______                       13D                   Page 1 of 6 Pages


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


8.2% post transaction
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________________________
Item 1.  Security and Issuer.

This schedule relates to the beneficial ownership of Common Stock of Premium Enterprises, Inc. (hereinafter the "Company"), whose principal place of business is located at 1510 Poole Blvd., Yuba City, CA 95993.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Name: Morrow Revocable Living Trust (John C. Morrow Trustee) ("Reporting Person")

     (b)        Address:  12655 Rough & Ready, Grass Valley, CA  95945

     (c)        Occupation:     Investor

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f)        Citizenship:  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


        Interest in securities of the Company acquired by Reporting Person represent Common Stock issued in exchange for shares of stock of eTotalSource, Inc. Accordingly, no funds were utilized to purchase the securities by Reporting Person.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

        The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of investment pursuant to a Plan and Agreement of Reorganization. Reporting Person has no further plans which relate to or would result in any of the following.

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction involving a share exchange with shareholders of eTotalSource, Inc.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, except the instant transaction involving a share exchange with shareholders of eTotalSource, Inc.;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the intended change of directors, which was filed in an 8-K on December 30, 2002 pursuant to the Securities & Exchange Act of 1934;

     (e) Any material change in the present capitalization or dividend policy of the Company, except the Company may consolidate the outstanding shares on a one for five basis after completion of the Share Exchange with shareholders of eTotalSource, Inc.;

     (f) Reporting Person is aware of the acquisition of control by completion of the Share Exchange with shareholders of eTotalSource, Inc.;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discre-tion, which exercise may have the effect of impairing or imped-ing the acquisition of control by a third party;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j) The Company has adopted a poison pill substantially resolution as follows:

               As part of the inducement to PMN to enter into the Agreement of Reorganization, the parties agree to the concurrent adoption of an irrevocable "poison pill" resolution by the Board of Directors of PMN which shall be a continuing covenant surviving the closing under this agreement, providing for a two year period within which no actions will be taken by PMN, its Board of Directors or any successor to PMN, which would reverse split, consolidate, reorganize, merge, or in any way reduce the number of outstanding shares of stock of PMN or any successor company (which shall be known as the "No Reverse Covenant") except that this shall not apply to a proposed one for 4 reverse split of the issued and outstanding shares immediately after the closing of the share exchange with the shareholders of ETS. In the event that the "No Reverse Covenant" is breached, the resolution and this covenant shall provide that it shall trigger a grant by PMN of an immediate mandatory dividend to each shareholder of PMN as of Sept 30, 2002, for each share owned after the new reverse split, consolidation, merger, or reductions of outstanding shares, of a number of shares inversely proportional to the amount of the reverse split, except that shares subsequently retired or repurchased by the company to reduce outstanding shares shall not be deemed a trigger of the No Reverse Covenant.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 1,645,056 shares of Common Stock of the Company, representing 8.2% of the issued and outstanding Common Stock. Prior to the sale, Reporting Person, owned no shares of Premium Enterprises, Inc.

     (b) Reporting Person has sole power to vote and dispose of 1,645,056 shares of common stock.

     (c)       Not Applicable

     (d)       Not Applicable

     (e)       Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Persons and any other person, except as described in this Report and as contained in the Plan and Agreement between eTotalSource, Inc., certain of its shareholders, and Premium Enterprises, Inc. relating to the shares attached hereto and incorporat-ed herein by this reference.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


10.1    Plan and Agreement of Reorganization
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 13, 2003
                                        ----------------------------------------
                                                         (Date)


                                        /s/ John C. Morrow, Trustee
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).